Exhibit (t)(2)

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-

PROSPECTUS SUPPLEMENT

(To Prospectus dated     , 2025)

    Shares

Cohen & Steers Infrastructure Fund, Inc.

Common Stock

We are offering for sale      shares of our common stock, par value, $0.001 per share (“common shares”). Our common shares are traded on the New York Stock Exchange (the “NYSE”) under the symbol “UTF.” The last reported sale price for our common shares on   ,   was $     per share.

You should review the information set forth under “Principal Risks of the Fund” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total(1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

The underwriters may also purchase up to an additional      common shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 45 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $     and the total underwriting discounts and commissions would be $    . The common shares will be ready for delivery on or about     ,    .

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-330-7348 or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to Cohen & Steers Infrastructure Fund, Inc., a Maryland corporation. This Prospectus Supplement also includes trademarks owned by other persons.

TABLE OF CONTENTS

 PROSPECTUS SUPPLEMENT

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)%
Offering Expenses Borne by the Fund (as a percentage of offering price)%
Dividend Reinvestment Plan Fees	None(1)

Percentage of Net Assets Attributable to common shares
Annual Expenses
Management Fees	(2)
Interest on Borrowed Funds	%
Other Expenses	%(3)
Total Annual Expenses	%(2)

(1)	Stockholders participating in the Fund’s Reinvestment Plan do not incur any additional fees.
(2)

The Investment Manager ‘s fee is a monthly fee computed at an annual rate of 0.85% of the Fund’s average daily Managed Assets. Consequently, since the Fund has borrowings outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares are higher than if the Fund did not utilize a leveraged capital structure.

(3)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

EXAMPLE

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.*

	1 Year	3 Years	5 Years	10 Years

Total Expenses Incurred	$	$	$	$

*

The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

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USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $    based on the public offering price of $    per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Unless otherwise specified in a Prospectus Supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objective and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Manager anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. See “Investment objective and Policies.” Pending such investment, the proceeds of the offering will be held in high-quality short-term debt securities and instruments.

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		NAV		Premium/Discount
Quarter Ended	High	Low	High	Low	High	Low
June 30, 2025	$26.95	$22.63	$25.50	$22.17	5.69%	0.60%
March 31, 2025	$25.55	$23.43	$24.61	$23.19	3.82%	0.21%
December 31, 2024	$26.26	$23.17	$25.98	$23.31	2.14%	(1.75)%
September 30, 2024	$26.03	$22.30	$25.86	$22.51	2.20%	(2.51)%
June 30, 2024	$23.76	$21.37	$23.89	$21.40	3.89%	(2.10)%
March 31, 2024	$23.57	$20.87	$23.17	$21.32	2.71%	(7.34)%
December 31, 2023	$22.38	$18.36	$22.94	$19.47	0.58%	(7.17)%
September 30, 2023	$23.70	$19.58	$23.91	$20.51	2.70%	(6.11)%
June 30, 2023	$23.99	$20.97	$24.28	$22.43	1.20%	(6.55)%
March 31, 2023	$26.02	$22.27	$25.70	$22.32	4.14%	(2.32)%

The last reported price for our common shares on September 5, 2025 was $ 26.14 per share. As of September 5, 2025, the net asset value per share of the Fund’s common shares was $25.59. Accordingly, our common shares traded at a premium to net asset value of 2.15% on September 5, 2025.

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Simpson Thacher & Bartlett LLP, Boston, Massachusetts and Venable LLP, Baltimore, Maryland in connection with the offering of the securities.

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Cohen & Steers

Infrastructure Fund, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

     , 2025